CUSIP No.	739308 104

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 7)*
Power-One, Inc.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
739308104

(CUSIP Number)
David A. Knight, c/o SF Holding Corp. (formerly Stephens Group, Inc.) 111 Center Street, Little Rock, AR 72201, (501) 377-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 13, 2008
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	739308104

SCHEDULE 13D

1	NAME OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (entities only) Voting trust pursuant to agreement dated as of June 8, 1998

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Arkansas

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	739308104

1	NAME OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (entities only) SF Holding Corp. (formerly Stephens Group, Inc.)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Arkansas

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC, CO

CUSIP No.	739308104

1	NAME OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (entities only) Jackson T. Stephens Trust No. One

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Arkansas

	7	SOLE VOTING POWER

NUMBER OF		143,389

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		143,389

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

143,389

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.2

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	739308104

1	NAME OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (entities only) Jackson T. Stephens

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Arkansas

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	739308104

1	NAME OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (entities only) Warren A. Stephens

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Arkansas

	7	SOLE VOTING POWER

NUMBER OF		4,602,451

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		591,665

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,602,451

WITH	10	SHARED DISPOSITIVE POWER

		591,665

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,194,116

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.9

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	739308104

1	NAME OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (entities only) Vernon J. Giss

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Arkansas

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	739308104

1	NAME OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (entities only) Warren A. Stephens Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Arkansas

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	739308104

1	NAME OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (entities only) Warren & Harriet Stephens Children’s Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Arkansas

	7	SOLE VOTING POWER

NUMBER OF		220,939

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		220,939

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

220,939

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.3

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	739308104

1	NAME OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (entities only) Harriet Calhoun Stephens Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Arkansas

	7	SOLE VOTING POWER

NUMBER OF		85,348

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		85,348

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

85,348

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.1

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	739308104

1	NAME OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (entities only) Harriet C. Stephens

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Arkansas

	7	SOLE VOTING POWER

NUMBER OF		85,348

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		85,348

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

85,348

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.1

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	739308104

1	NAME OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (entities only) Jackson T. Stephens Grandchildrens Trust AAAA

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Arkansas

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	739308104

1	NAME OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (entities only) Warren Miles Amerine Stephens Trust UID 9/10/86

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Arkansas

	7	SOLE VOTING POWER

NUMBER OF		130,171

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		130,171

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

130,171

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.1

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	739308104

1	NAME OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (entities only) John Calhoun Stephens Trust UID 12/01/87

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Arkansas

	7	SOLE VOTING POWER

NUMBER OF		130,171

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		130,171

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

130,171

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.1

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	739308104

1	NAME OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (entities only) Laura Whitaker Stephens Trust UID 12/28/90

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Arkansas

	7	SOLE VOTING POWER

NUMBER OF		130,171

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		130,171

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

130,171

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.1

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	739308104

1	NAME OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (entities only) Douglas H. Martin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Arkansas

	7	SOLE VOTING POWER

NUMBER OF		92,317

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,797

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		92,317

WITH	10	SHARED DISPOSITIVE POWER

		20,797

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	113,114

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.1

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	739308104

1	NAME OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (entities only) Curtis F. Bradbury, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Arkansas

	7	SOLE VOTING POWER

NUMBER OF		318,668

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		241,736

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		318,668

WITH	10	SHARED DISPOSITIVE POWER

		241,736

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	560,404

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.6

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	739308104

1	NAME OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (entities only) Bradbury Enterprises

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Arkansas

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	739308104

1	NAME OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (entities only) Coral Partners

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Arkansas

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	739308104
Introductory Statement
     This Amendment No. 7 to Schedule 13D relates to the common stock, par value $.001 per share (the “Common Stock”), of Power-One, Inc. (“Power One”). This Amendment No. 7 is being filed by the following reporting persons: Voting Trust pursuant to agreement dated as of June 8, 1998 (the “Voting Trust”), SF Holding Corp. (formerly known as Stephens Group, Inc.), Jackson T. Stephens Trust No. One, Jackson T. Stephens (deceased), Warren A. Stephens, Vernon J. Giss (deceased), Warren A. Stephens Trust, Warren and Harriet Stephens Children’s Trust, Harriet Calhoun Stephens Trust, Harriet C. Stephens, Harriet C. Stephens Trust, Harriet C. Stephens, Jackson T. Stephens Grandchildren’s Trust AAAA, Warren Miles Amerine Stephens Trust UID 9/10/86, John Calhoun Stephens Trust UID 12/01/87, Laura Whitaker Stephens Trust UID 12/28/90, Douglas H. Martin, Curtis F. Bradbury, Jr., Bradbury Enterprises, and Coral Partners. The following individuals and entities, all of whom filed jointly with the reporting persons on the initial Schedule 13D filed on June 11, 1998, and on all subsequent amendments (collectively, the “Prior Filings,” which, together with this Amendment No. 7, are referred to herein as the “Statement”), are no longer part of a reporting group with the reporting persons and will report their beneficial ownership under a separate Schedule 13D: Bess C. Stephens Trust, Bess C. Stephens, Jon E.M. Jacoby, Elizabeth Ann Stephens Campbell Revocable Trust, Elizabeth Stephens Campbell, W.R. Stephens, Jr. Revocable Trust, Wilton R. Stephens, Jr., Pamela Diane Stephens Trust One, J&J Partners, Jacoby Enterprises, Inc., and Coral Two Corporation (collectively, the “Separate Filers”). This Amendment No. 7 is being filed to reflect the termination of the Voting Trust on February 13, 2008 and the other information provided herein. Unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed thereto in the Prior Filings.
ITEM 2. IDENTITY AND BACKGROUND
   Item 2(a) of the Statement is amended and restated to read in its entirety as follows:
          (a) Name of reporting persons: Voting Trust pursuant to agreement dated as of June 8, 1998 (the “Voting Trust”), SF Holding Corp. (formerly known as Stephens Group, Inc.), Jackson T. Stephens Trust No. One, Jackson T. Stephens (deceased), Warren A. Stephens, Vernon J. Giss (deceased), Warren A. Stephens Trust, Warren and Harriet Stephens Children’s Trust, Harriet Calhoun Stephens Trust, Harriet C. Stephens, Harriet C. Stephens Trust, Harriet C. Stephens, Jackson T. Stephens Grandchildren’s Trust AAAA, Warren Miles Amerine Stephens Trust UID 9/10/86, John Calhoun Stephens Trust UID 12/01/87, Laura Whitaker Stephens Trust UID 12/28/90, Douglas H. Martin, Curtis F. Bradbury, Jr., Bradbury Enterprises, and Coral Partners.
               (i) Steve Patterson is the Trustee of the Voting Trust pursuant to agreement dated as of June 8, 1998, a trust established by and among Mr. Patterson and certain of the reporting persons. Mr. Patterson is a citizen of the United States of America, has a business address of 349 Colony Drive, Naples, Florida 34108, and is principally employed as a financial consultant.
               (ii) SF Holding Corp. (formerly known as Stephens Group, Inc.) is an Arkansas business corporation, engaged in the business of buying, owning, holding and selling investment securities and other assets. Its principal offices are located at 111 Center Street, Little Rock, Arkansas 72201.
                         The voting stock of SF Holding Corp. is owned by the following entities, each of which is a trust formed under the laws of the State of Arkansas:
(1)	Jackson T. Stephens Trust No. One, Warren A. Stephens and Jon E.M. Jacoby, Trustees.

(2)	Warren A. Stephens Trust No. One, Warren A. Stephens, Trustee.

(3)	W.R. Stephens, Jr. Revocable Trust, W.R. Stephens, Jr. Trustee.

(4)	WRS Jr. Trust under Art 4 of the Pamela Diane Stephens Trust UID September 5, 1996, W.R. Stephens, Jr., Trustee.

(5)	Elizabeth S. Campbell Revocable Trust, Elizabeth S. Campbell, Trustee.

(6)	ESC Trust under Art 4 of the Pamela Diane Stephens Trust UID September 5, 1996, Elizabeth Stephens Campbell, Trustee.

CUSIP No.	739308104
(7)	Bess C. Stephens Revocable Trust, Bess C. Stephens, Trustee
Trusts (1) and (2) above have a business address of 111 Center Street, Little Rock, Arkansas 72201. Trusts (3) through (7) above have a business address of 100 Morgan Keegan Drive, Suite 500, Little Rock, Arkansas 72202.
The control persons, directors and executive officers of SF Holding Corp., and their respective principal employments, are:
(A)	Warren A. Stephens, Co-Chairman of SF Holding Corp. and President and CEO of Stephens Inc.

(B)	W.R. Stephens, Jr., Co-Chairman of SF Holding Corp. and Co-Chairman and CEO of The Stephens Group, LLC.

(C)	Elizabeth S. Campbell, Director of SF Holding Corp. and Co-Chairman of The Stephens Group, LLC.

(D)	Douglas H. Martin, Director and Executive Vice President of SF Holding Corp.

(E)	Bess C. Stephens, Shareholder of SF Holding Corp.

(F)	Bill Steve Walker, President and CEO of Stephens Production Company, a division of SF Holding Corp.
Each of the persons listed above is a citizen of the United States of America. Mr. Martin and Warren A. Stephens have a business address of 111 Center Street, Little Rock, Arkansas 72201. The other persons listed above have a business address of 100 Morgan Keegan Drive, Suite 500, Little Rock, Arkansas 72202.
               (iii) Jackson T. Stephens Trust No. One is a trust formed under the laws of the State of Arkansas with a business address of 111 Center St., Little Rock, Arkansas 72201. Its trustees are Warren A. Stephens and Jon E.M. Jacoby.
               (iv) Jackson T. Stephens died on July 23, 2005.
               (v) Warren A. Stephens is Co-Chairman of SF Holding Corp. and President and CEO of Stephens Inc. Mr. Stephens has a business address of 111 Center Street, Little Rock, Arkansas 72201.
               (vi) Vernon J. Giss died on July 31, 2003.
               (vii) Warren A. Stephens Trust is a trust formed under the laws of the State of Arkansas with a business address of 111 Center Street, Little Rock, Arkansas 72201. Its trustee is Warren A. Stephens.
               (viii) Warren and Harriet Stephens Children’s Trust is a trust formed under the laws of the State of Arkansas with a business address of 111 Center Street, Little Rock, Arkansas 72201. Its trustees are John N. Calhoun and Curt Bradbury.
               (ix) Harriet Calhoun Stephens Trust is a trust formed under the laws of the State of Arkansas with a business address of 111 Center Street, Little Rock, Arkansas 72201. Its trustee is Harriet Calhoun Stephens.
               (x) Harriet C. Stephens has a business address of 111 Center Street, Little Rock, Arkansas 72201.
               (xi) Jackson T. Stephens Grandchildren’s Trust AAAA is a trust formed under the laws of the State of Arkansas with a business address of 111 Center Street, Little Rock, Arkansas 72201. Its trustee is Jon E.M. Jacoby.
               (xii) Warren Miles Amerine Stephens Trust is a trust formed under the laws of the State of Arkansas with a business address of 111 Center Street, Little Rock, Arkansas 72201. Its trustee is Warren A. Stephens.

CUSIP No.	739308104
               (xiii) John Calhoun Stephens Trust is a trust formed under the laws of the State of Arkansas with a business address of 111 Center Street, Little Rock, Arkansas 72201. Its trustee is Warren A. Stephens.
               (xiv) Laura Whitaker Stephens Trust is a trust formed under the laws of the State of Arkansas with a business address of 111 Center Street, Little Rock, Arkansas 72201. Its trustee is Warren A. Stephens.
               (xv) Douglas H. Martin is an Executive Vice President of SF Holding Corp. His business address is 111 Center Street, Little Rock, Arkansas 72201.
               (xvi) Curtis F. Bradbury, Jr. is a Director, Senior Executive Vice President and Chief Operating Officer of Stephens Inc.
               (xvii) Bradbury Enterprises is a general partnership formed under the laws of the State of Arkansas with a business address of 111 Center Street, Little Rock, Arkansas 72201. The controlling general partner is Curtis F. Bradbury, Jr.
               (xviii) Coral Partners is a general partnership formed under the laws of the State of Arkansas with a business address of 111 Center Street, Little Rock, Arkansas 72201. The partners of Coral Partners are: Jon E.M. Jacoby; Jon E.M. Jacoby IRA; Robert L. Schulte; Robert L. Schulte IRA; K. Rick Turner; K. Rick Turner IRA (all of whom have a business address of 100 Morgan Keegan Drive, Suite 500, Little Rock, Arkansas 72202); Warren A. Stephens; Warren A. Stephens IRA (who have a business address of 111 Center Street, Little Rock, Arkansas 72201); and C. Ray Gash and C. Ray Gash IRA (who have a business address of 16 Phellos Ct, Little Rock, Arkansas 72223).
     (b) During the past five years, none of the reporting persons, nor any of their managers, members, or executive officers, have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor been the subject of any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
ITEM 4. PURPOSE OF TRANSACTION.
     Item 4 is amended and restated to read in its entirety as follows:
     Collectively, the reporting persons beneficially own approximately 6.5% of the outstanding Common Stock. The Common Stock was acquired by the reporting persons primarily for investment purposes or in connection with routine market making activities by Stephens Inc., a registered broker-dealer wholly-owned by Warren A. Stephens. Stephens Inc. has served as a financial advisor and provided other investment banking services to Power One, and may continue to do so.
     In 1998, certain of the reporting persons and other persons affiliated with Stephens Inc. entered into the Voting Trust Agreement with respect to shares of the Common Stock that they owned. On February 13, 2008, such parties terminated the Voting Trust Agreement.
     An affiliate of Stephens Inc. made a loan in the amount of $50 million to Power One in October 2006 to finance a portion of the cost of Power One’s acquisition of the power electronics group of Magnetek, Inc. The loan matures on April 30, 2008. Representatives of the lender are in discussions with management of Power One regarding an extension of the maturity date of the loan. Such extension agreement may provide for Power One to pledge as collateral for the loan certain assets, including, without limitation, stock in certain of Power One’s subsidiaries, and certain inventory, accounts receivable, and other assets of Power One. Additionally, the extension agreement may provide for the granting of warrants convertible into Power One’s Common Stock. A definitive extension agreement has not been entered into at this time.
     The reporting persons regularly review, and evaluate strategies with respect to, their various investments, including their investment in Power One. As a consequence of such review, evaluation, and other factors that the reporting persons deem relevant, they may consider various alternatives which may ultimately lead to one or more possible transactions with respect to their investment in Power One. In the course of such consideration, the reporting persons may discuss internally and with Power One, other

CUSIP No.	739308104
shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit, and other investors, their holdings in Power One. Possible transactions may include the acquisition of additional shares or selected divestitures of shares of Common Stock of Power One, or another form of extraordinary transaction.
     There can be no assurance as to whether the reporting persons will take any action with respect to their ownership of the Common Stock, or enter into any discussions with respect to their investments, whether any such discussions will lead to any transaction, the terms of any such transaction, or the timing or certainty of any such transaction.
     In reaching any conclusions regarding their investments, the reporting persons will take into consideration a variety of factors, including, but not limited to, Power One’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the reporting persons, and other investment considerations.
     Except as noted above, the reporting persons, at this time, do not have any plans or proposals which relate to or would result in (i) any extraordinary corporate transactions involving Power One or (ii) any of the other actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.
     The reporting persons reserve the right to change their intent at any time and to formulate other plans and/or make other proposals, and take such actions with respect to their investment in Power One, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
     Item 5 is amended and restated to read in its entirety as follows:
          (a) The following table discloses the beneficial ownership of the Common Stock by the reporting persons and their respective directors and control persons. Because of interrelationships among the various reporting persons, certain shares of the Common Stock may be reported as being beneficially owned by more than one person. The table also discloses those reporting persons who have ceased to own any shares of the Common Stock and, as a result, have ceased to be members of the reporting group. The table does not disclose beneficial ownership of the Separate Filers.

	Number of
	Shares	Percent of
	Beneficially	Outstanding	Voting Power		Dispositive Power
Name	Owned	Shares(1)	Sole	Shared	Sole	Shared
Voting Trust pursuant to the Voting Trust Agreement	0	0.0	0	0	0	0
SF Holding Corp.	0	0.0	0	0	0	0
Jackson T. Stephens Trust One	143,389	0.2	143,389	0	143,389	0
Warren A. Stephens(2)	5,194,116	5.9	4,602,451	591,665	4,602,451	591,665
Warren A. Stephens Trust	0	0.0	0	0	0	0
Warren and Harriet Stephens Children’s Trust	220,939	0.3	220,939	0	220,939	0
Harriet C. Stephens Trust	85,348	0.1	85,348	0	85,348	0
Harriet C. Stephens(3)	85,348	0.1	85,348	0	85,348	0
Jackson T. Stephens Grandchildren’s Trust AAAA	0	0.0	0	0	0	0
Warren Miles Amerine Stephens Trust	130,171	0.1	130,171	0	130,171	0
John Calhoun Stephens Trust	130,171	0.1	130,171	0	130,171	0
Laura Whitaker Stephens Trust	130,171	0.1	130,171	0	130,171	0

CUSIP No.	739308104

	Number of
	Shares	Percent of
	Beneficially	Outstanding	Voting Power		Dispositive Power
Name	Owned	Shares(1)	Sole	Shared	Sole	Shared
Douglas H. Martin(4)	113,114	0.1	92,317	20,797	92,317	20,797
Curtis F. Bradbury(5)	560,404	0.6	318,668	241,736	318,668	241,736
Bradbury Enterprises	0	0.0	0	0	0	0
Coral Partners	0	0.0	0	0	0	0
Steve Patterson, Voting Trustee	0	0.0	0	0	0	0
                         (1) Based on 87,348,256 shares reported by Power One as outstanding on the date of filing of this Amendment No. 7.
                         (2) Includes 130,171 shares owned by each of Warren Miles Amerine Stephens Trust, John Calhoun Stephens Trust, and Laura Whitaker Stephens Trust, as to which Mr. Stephens, as sole Trustee, has sole voting power and sole dispositive power, 143,389 shares owned by Jackson T. Stephens Trust No. One as to which Mr. Stephens, as Co-Trustee with Jon E.M. Jacoby, has shared voting power and shared dispositive power, 3,411,818 shares owned by Stephens Investments Holdings LLC as to which Mr. Stephens, as Manager, has sole voting power and sole dispositive power, 200,120 shares owned by Warren A. Stephens IRA as to which Mr. Stephens has sole voting power and sole dispositive power, 8,347 shares owned by Stephens Investment Partners 2000A LLC, 12,095 shares owned by Stephens Investment Partners 2000B LLC, and 355 shares owned by Stephens Investment Partners 2001B LLC, as to which Mr. Stephens, as Co-Manager, has shared voting power and shared dispositive power. Also includes 206,540 shares held by Stephens Inc. in discretionary customer accounts as to which Mr. Stephens, as President of Stephens Inc., has shared voting power and shared dispositive power. Also includes 600,000 shares held by Stephens Inc. in its inventory as to which Mr. Stephens has sole voting power and sole dispositive power.
                         (3) Includes 85,348 shares beneficially owned by Harriet Calhoun Stephens Trust, of which Harriet C. Stephens is a trustee. Excludes shares beneficially owned by Harriet Calhoun Stephens’ husband, Warren A. Stephens.
                         (4) Includes 5,908 shares owned by Martin Family Partnership IV as to which Mr. Martin has sole voting power and sole dispositive power. Also includes 39,629 shares owned individually and 42,780 shares owned by Mr. Martin’s IRA as to which Mr. Martin has sole voting power and sole dispositive power. Also includes 8,347 shares owned by Stephens Investment Partners 2000A LLC, 12,095 shares owned by Stephens Investment Partners 2000B LLC, and 355 shares owned by Stephens Investment Partners 2001B LLC, as to which Mr. Martin, as Co-Manager of the LLCs, has shared voting power and shared dispositive power. Also includes 1,000 shares owned by each of four minor children.
                         (5) Includes 317,168 shares owned individually and 1,500 shares owned by Curtis F. Bradbury, III, Mr. Bradbury’s minor child, as to which Mr. Bradbury has sole voting power and sole dispositive power. Also includes 8,347 shares owned by Stephens Investment Partners 2000A LLC, 12,095 shares owned by Stephens Investment Partners 2000B LLC, and 355 shares owned by Stephens Investment Partners 2001B LLC, as to which Mr. Bradbury, as Co-Manager of the LLCs, has shared voting power and shared dispositive power. Also includes 220,939 shares owned by Warren and Harriet Stephens Children’s Trust as to which Mr. Bradbury, as Co-Trustee, has shared voting power and shared dispositive power.
          (b) The acquisition or disposition of shares of the Common Stock by certain of the Reporting Persons during the past sixty days is reported below.
                         (1) On February 12, 2008, SF Holding Corp. sold 457,611 shares to Stephens Investments Holdings LLC, 243,806 shares to W.R. Stephens, Jr. Revocable Trust, and 243,806 shares to Elizabeth S. Campbell Revocable Trust. The purchase price for all of the sales was $2.16 per share.
                         (2) Upon the termination of the Voting Trust on February 13, 2008, 9,859,279 shares held by the Voting Trust were distributed for no consideration to the beneficial owners of such shares as shown below:

CUSIP No.	739308104

Shares received upon termination
Voting Trust participants	of the Voting Trust
SF Holding Corp.	5,793,514
Bess C. Stephens Trust	150,212
Stephens Investments Holdings LLC	61,753
Warren & Harriet Stephens Children’s Trust	200,001
Harriet Calhoun Stephens Trust	20,000
Elizabeth Ann Stephens Campbell Revocable Trust	424,531
W. R. Stephens Jr Revocable Trust	524,789
Nicholas M. Stephens Trust AAAA	245,322
Caroline A. Stephens Trust AAAA	245,322
JT Stephens III Trust AAAA	245,322
Elizabeth Chisum Campbell 1992 Trust	88,419
Susan Stephens Campbell 1992 Trust	88,419
Craig Dobbs Campbell, Jr. 1992 Trust	88,419
W.R. Stephens, III 1992 Trust	132,628
Arden Jewell Stephens 1992 Trust	132,628
Warren Miles Amerine Stephens Trust UID 9/10/86	90,000
John Calhoun Stephens Trust UID 12/1/87	90,000
Laura Whitaker Stephens Trust UID 12/28/90	90,000
Coral Two Corporation	283,544
Warren A. Stephens IRA	54,304
Douglas Martin IRA	21,588
Robert L. Schulte IRA	7,430
Jon E. M. Jacoby	77,048
Jacoby Enterprises, Inc.	295,451
James Jacoby	23,256
Doug Martin	17,330
Curtis F. Bradbury, Jr.	278,049
Rebecca Dickson	25,000
Paula Calhoun Dickson	25,000
Sarah Dickson	25,000
James Terry	15,000
          (3) On February 13, 2008, 5,793,514 shares owned by SF Holding Corp. were distributed pro rata for no consideration to the shareholders SF Holding Corp. as shown in the following table:

Shares of Common Stock distributed
SF Holding Corp. Shareholders	by SF Holding Corp.
Jackson T. Stephens Trust One	143,389
Warren A. Stephens Trust	2,751,924
Warren A. Stephens Trust No. One	1,448
WRS Family Trust dated 12/13/99	217,981
WRS Family Trust dated 05/03/99	869,028
W.R. Stephens, Jr. Revocable Trust	193,116
WRS Jr. Trust under Art 4 of the PDS Trust UID Sept. 5, 1996	96,557
ESC Family Trust dated 12/13/99	217,981
ESC Family Trust dated 05/03/99	869,028
Elizabeth S. Campbell Revocable Trust	193,116
ESC Trust under Art. 4 of the PDS Trust UID Sept. 5, 1996	96,557
Bess C. Stephens Revocable Trust	143,389

CUSIP No.	739308104
          (4) On February 13, 2008, Warren A. Stephens Trust and Warren A. Stephens Trust No. One transferred to Stephens Investments Holdings LLC, for no consideration, all of the shares received by each of them in the distribution from SF Holding Corp. described in subsection (b)(3) above.
     (c) The following reporting persons ceased to be the beneficial owners of any shares of the Common Stock on February 13, 2008: Voting trust pursuant to agreement dated as of June 8, 1998, Warren A. Stephens Trust, and SF Holding Corp. Jackson T. Stephens Grandchildrens Trust AAAA ceased to be the beneficial owner of any shares of the Common Stock on May 21, 2004. Bradbury Enterprises ceased to be the beneficial owner of any shares of the Common Stock on June 2, 2000. Coral Partners ceased to be the beneficial owner of any shares of the Common Stock on June 2, 2000. Vernon J. Giss and Jackson T. Stephens died on July 31, 2003 and July 23, 2005, respectively. Accordingly, all of the reporting persons identified in this subsection 5(c) have ceased to be members of the reporting group.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

1.	Agreement to File Joint Schedule 13D
2.	Power of Attorney executed by certain of the reporting persons
3.	Power of Attorney executed by certain of the reporting persons
4.	Power of Attorney executed by Douglas H. Martin
5.	Power of Attorney executed by Steve Patterson
6.	Power of Attorney executed by Jackson T. Stephens Grandchildrens Trust AAAA

CUSIP No.	739308104
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 13, 2008
Date

/s/ David A. Knight

David A. Knight, as attorney in fact for Voting trust pursuant to agreement dated as of June 8, 1998, SF Holding Corp., Jackson T. Stephens Trust No. One, Warren A. Stephens, Warren A. Stephens Trust, Warren & Harriet Stephens Children’s Trust, Harriet C. Stephens Trust, Harriet C. Stephens, Jackson T. Stephens Grandchildrens Trust AAAA, Warren Miles Amerine Stephens Trust, John Calhoun Stephens Trust, Laura Whitaker Stephens Trust, Douglas H. Martin, Curtis F. Bradbury, Jr., Bradbury Enterprises, and Coral Partners